UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

AVANTGO, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

05349M 10 0

(CUSIP Number)

Daniel R. Carl
Sybase, Inc.
One Sybase Drive
Dublin, California 94568
Telephone: (925) 236-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to
Michael J. Kennedy, Esq.
Michael S. Dorf, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000

January 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 2. IDENTITY AND BACKGROUND
SCHEDULE A. DIRECTORS AND EXECUTIVE OFFICERS OF SYBASE, INC.
SIGNATURE

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Commission on December 30, 2002 (the “Schedule 13D”) by Sybase, Inc., a Delaware Corporation (“Sybase”), in connection with (i) the Agreement and Plan of Merger among Sybase, Seurat Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sybase, and AvantGo, Inc., a Delaware corporation and (ii) the Voting Agreements and Irrevocable Proxies entered into in connection therewith.

     This Amendment No. 1 includes the addition of Thomas Volk as an executive officer of Sybase. Mr. Volk’s employment with Sybase commenced on January 2, 2003. This Amendment No. 1 also serves to correct the citizenship of Cecilia Claudio, a member of the Sybase board of directors.

     Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is amended by amending and restating subsection (f) in its entirety, as follows:

     (f)       With the exceptions of Cecilia Claudio, who is a citizen of Portugal, Terry Stepien, who is a citizen of Canada, and Thomas Volk, who is a citizen of Germany, to Sybase’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

SCHEDULE A. DIRECTORS AND EXECUTIVE OFFICERS OF SYBASE, INC.

     Schedule A is amended and supplemented by adding the following individual to the table of Executive Officers of Sybase, Inc. immediately after the final officer listed in such table:

     Thomas Volk (5)      Executive Vice President, Infrastructure Platform Group

     Schedule A is further amended and supplemented by adding the following note (5) immediately after note (4) thereof:

     (5)       Thomas Volk is a citizen of Germany.

     Schedule A is further amended by amending and restating note (1) in its entirety as follows:

     (1)       Cecilia Claudio is a citizen of Portugal and her business address at Farmers Group, Inc. is 4750 Wilshire Blvd., Los Angeles, CA 90010.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBASE, INC.,

/s/ Daniel R. Carl Name: Daniel R. Carl Title: Vice President, General Counsel and Secretary

Dated: January 3, 2003